Exhibit 4.2

DESCRIPTION OF SECURITIES

General

Pursuant to our amended and restated certificate of incorporation, our authorized capital stock consists of 200,000,000 shares of Class A common stock, par value $0.0001, 10,000,000 shares of Class B common stock, par value $0.0001, 10,000,000 shares of preferred stock, par value $0.0001.

The following summary description of our securities is based on the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, and the applicable provisions of the General Corporation Law of the State of Delaware, or DGCL. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL. Our amended and restated certificate of incorporation and our amended and restated bylaws are filed as exhibits to this Annual Report on Form 10-K to which this Description of Securities is an exhibit.

Common Stock

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. With respect to any matter submitted to a vote of our stockholders, including any vote in connection with our initial business combination, except as required by law or the applicable rules of Nasdaq then in effect, holders of our shares of Class A common stock and shares of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders. Unless specified in our amended and restated certificate of incorporation or bylaws, or as required by applicable provisions of the DGCL, or applicable stock exchange rules, the affirmative vote of a majority of our shares of Class A common stock, on an as converted basis, entitled to vote on any matters that are voted on such matter is required to approve any such matter. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

In connection with any vote held to approve our initial business combination, our sponsor, officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to our initial public offering (our IPO), including the founder shares and any shares acquired in the IPO or following the IPO in the open market, in favor of the proposed business combination.

We will consummate our initial business combination only if public stockholders do not exercise redemption rights in an amount that would cause our net tangible assets to be less than $5,000,001 and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

Pursuant to our amended and restated certificate of incorporation, if we do not consummate our initial business combination within 24 months from the closing of our IPO, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter (subject to our amended and restated certificate of incorporation and applicable law), redeem 100% of the outstanding public shares (including any public shares sold in our IPO or any public shares that our initial stockholders or their affiliates purchased in the IPO or later acquired in the open market or in private transactions), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably practicable following such redemption, subject to the approval of our remaining holders of common stock and our board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of our company, subject (in the case of (ii) and (iii) above) to our obligations to provide for claims of creditors and the requirements of applicable law.

Our stockholders have no preemptive or other subscription rights and there are no sinking fund applicable to the shares of common stock or redemption provisions, except that: (i) public stockholders have the right to sell their shares to us in any tender offer or have their shares of common stock redeemed for cash equal to their pro rata share of the trust account if they vote on the proposed business combination and the business combination is completed; and (ii) if we hold a stockholder vote to amend any provisions of our amended and restated certificate of incorporation (1) that would modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO or (2) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, we will, in each case, provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, stockholders who exercise redemption rights would be paid their pro rata portion of the trust account promptly following consummation of the business combination or the approval of the amendment to the amended and restated certificate of incorporation; provided that, in connection with the consummation of the business combination, a public stockholder, individually or together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in our IPO. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts.

Under Delaware law, we may be required to give a minimum of only 10 days’ notice for each general meeting. As a result, if we require public stockholders who wish to have their shares of Class A common stock redeemed to receive a pro rata portion of the funds in the trust account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their shares for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain our securities when they otherwise would not want to.

If we require public stockholders who wish to have their shares of Class A common stock redeemed to comply with specific delivery requirements for redemption described above and such proposed business combination is not consummated, we will promptly return such certificates to the redeeming public stockholders.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

Founder Shares and Private Shares

The founder shares are identical to the shares of Class A common stock sold in our IPO, and holders of the founder shares and private shares have the same stockholder rights as public stockholders, except that (i) the founder shares and private shares are subject to certain transfer restrictions contained in a letter agreement that our initial stockholders, directors and officers have entered into with us, as described in more detail below, (ii) pursuant to such letter agreement, holders of the founder shares and private shares have agreed (A) to waive their redemption rights with respect to any founder shares, and private shares and any public shares held by them in connection with the completion of our business combination, (B) to waive their rights to liquidating distributions from the trust account with respect to any founder shares or private shares held by them if we fail to complete our business combination within 24 months from the closing of our IPO, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our business combination within such time period, (C) not to propose any amendment to our amended and restated certificate of incorporation (1) that would modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO or (2) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless, in each case, we provide our public stockholders with the opportunity to redeem their shares, (iii) the founder shares are shares of our Class B common stock that will automatically convert into shares of our Class A common stock at the time of our initial business combination, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein and (iv) are subject to registration rights. If we submit our business combination to our public stockholders for a vote, holders of the founder shares and private shares have agreed to vote any founder shares and private shares held by them and any public shares purchased during or after our IPO in favor of our initial business combination.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of our initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions), and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the prospectus for our IPO and related to the closing of the business combination, including pursuant to a specified future issuance, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless holders of such shares agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of our IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the business combination (after giving effect to any redemptions of shares of Class A common stock by public stockholders) (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination and the private shares).

The term “equity-linked securities” refers to any debt or equity securities that are, directly or indirectly, convertible, exercisable or exchangeable for our Class A common stock.

Except as described herein, pursuant to a letter agreement with us, our sponsor and our directors and executive officers have agreed, subject to specified exceptions, not to transfer, assign or sell any of their founder shares or private shares until the earliest of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of our public shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination the founder shares and private shares will be released from the lock-up.

During the lock-up period, the holders of these shares will not be able to sell or transfer their securities except (1) to any persons (including their affiliates and stockholders) participating in the private placement of the private shares, to such holder’s affiliates or to the officers, directors, stockholders, employees and members of our sponsor and its affiliates, (2) amongst initial stockholders or to our officers, directors and employees, (3) if a holder is an entity, as a distribution to its partners, stockholders, or members upon its liquidation, (4) by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is a holder or a member of a holder’s immediate family, for estate planning purposes, (5) by virtue of the laws of descent and distribution upon death, (6) pursuant to a qualified domestic relations order, (7) by certain pledges to secure obligations incurred in connection with purchases of our securities, (8) by private sales at prices no greater than the price at which the shares were originally purchased or (9) for the cancellation of up to 300,000 shares of common stock subject to forfeiture to the extent that the underwriter’s over-allotment option is not exercised in full or in part or in connection with the consummation of our initial business combination or liquidation, in each case (except for clause 9 or with our prior consent) where the transferee agrees to the terms of the lock-up arrangement and the insider letter. Other than these restrictions on transfer, these holders will retain their other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be subject to the terms of the lock-up arrangement. These holders may also enter into a 10b5-1 trading plan during the lock-up period, provided that such plan does not permit any direct or indirect sale of any shares during the lock-up period.

Preferred Stock

There are no shares of preferred stock outstanding. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on our initial business combination. We may issue some or all of the preferred stock to effect our initial business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we reserve the right to do so in the future.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our chief executive officer or by our chairman.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Registration and Stockholders Rights

The holders of our founder shares, as well as the holders of the private shares, will be entitled to registration and stockholder rights pursuant to an agreement. The holders of these securities are entitled to make up to three demands that we register such securities, subject to specified conditions. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements. However, the registration and stockholder rights agreement will provide that we will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period.

Exclusive forum for certain lawsuits

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (1) any derivative claim or cause of action brought on our behalf; (2) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees, to us or our stockholders; (3) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws (as each may be amended from time to time); (4) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (5) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (6) any claim or cause of action against us or any of our current or former directors, officers or other employees, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity holding, owning or otherwise acquiring any interest in any our securities shall be deemed to have notice of and consented to the exclusive forum provisions of our amended and restated certificate of incorporation.

In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.